PE
8-6-02

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 of
the Securities Exchange Act of 1934

For the month of August, 2002
Commission File Number 1-8819

BT Group plc

BT Centre
81 Newgate Street
London
EC1A 7AJ
England

(Name of registrant and address of principal executive offices)

Enclosures: one company announcement made on

August 6, 2002
- BT outlines revolutionary new Directories Service

August 7, 2002
- Key appointments in BT

August 15, 2002
- Notification of interests of Director - Paul Reynolds
- Notification of interests of Director - Paul Reynolds
- Notification of interests of Director - Andy Green
- Notification of interests of Director - Pierre Danon
- Notification of interests of Directors - Technical Interest

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BT Group
plc

Date: August 16, 2002 By:

PATRICIA DAY
Authorized Representative

BT Group

News release

August 6, 2002

BT OUTLINES REVOLUTIONARY NEW DIRECTORIES SERVICE

BT today unveiled its strategy to transform its directories operation following Oftel's decision to deregulate the 192 service and the recent acquisition of Scoot's business.

BT Directories will see the expansion of the basic directory enquiries service into an integrated multi-media information service. For the first time customers will be able to access both directory enquiries and classified listings, as well as retrieve information as diverse as weather forecasts, sports results and cinema listings via a single telephone number: **118 500**.

As a result of deregulation the whole marketplace is changing with all operators moving from a fixed price charging system to a time-based system. BT expects the typical directory enquiries call will cost no more than it does today.

There are three elements to the strategy:

- A comprehensive directory enquiry service with all calls being answered by an agent who will be able to offer onward connection – including, for the first time, direct connection to people's mobile phones.
- Re-entry into the classified listings market following the acquisition of Scoot. This gives BT access to sophisticated search engines and databases covering most businesses in the UK, and will enable the introduction of new classified pages.

- Enhanced information services which will enable callers to access a range of information such as travel and directions, weather forecasts, sports results, entertainment listings and share prices. Calls will cost considerably less than many current premium rate services. In due course this could be extended to 'fulfilment services' such as ticket bookings and share dealing.

The strategy for the new service also includes a possible future option for customers to store personal information like telephone numbers, address books and banking details with BT.

The raft of exciting new initiatives is expected to generate new wave revenue of £100 million a year by 2004/5 – prior to any revenue lost as a result of the deregulation of the directory enquiries market.

Pierre Danon, chief executive, BT Retail, said: "Today's announcement proves BT's commitment to giving our customers the best service – providing instant and easy access to a wealth of information via phone, internet or paper directories.

"As already announced to the City we expect BT Directories to generate £100 million new top-line revenue by 2004/5."

How the service will work: The 'one stop' information service will be available via the telephone and internet. It is planned to run from the end of the year, in line with Oftel's timing for deregulation. Customers will be able to continue using the old 192 service in tandem with the new number until August 2003.

Pierre Danon added: "Oftel's decision to deregulate the market has given us the opportunity to build on the strength of BT's brand and expertise and become a leading information service provider.

"We are confident that BT Directories will offer customers an unbeatable service experience and place BT at the heart of this new marketplace."

ENDS

NOTES:

Deregulation of the market – In line with developments across Europe, Oftel decided in 2001 to open up the UK directory enquiries market. Research on the results of deregulation in other countries reveals that companies need to offer a broad range of services in order to be competitive. BT is the fourth largest directory enquiries provider in the world and is capitalising on this expertise and existing large network of call centres to expand into profitable information services.

Customers will be able to continue using the old 192 service in tandem with the new number until August 2003.

For further information:

Jon Carter, Press Officer, BT Retail:	tel: 020 7356 4523
Mike Jarvis, Press Officer, BT Retail:	tel: 020 7356 6045
Rachel Jones, Fishburn Hedges	tel: 020 7839 4321

BT Retail is one of the businesses that make up the BT Group. Others include BT Ignite, BT Wholesale, BTopenworld and BTexact Technologies. It is the UK's leading communications service provider and the prime channel to market for the other businesses in the Group. It has 21 million residential and business customers, a turnover of £12.1bn (in the last full financial year) and around 50,000 employees

August 7, 2002

KEY APPOINTMENTS IN BT

BT today announced the appointment of Hanif Lalani as chief finance officer of BT Wholesale.

Paul Reynolds, chief executive of BT Wholesale, said: "I am delighted that Hanif is joining BT Wholesale. He brings us a valuable combination of skills and knowledge, energy and enthusiasm. He's a finance professional with strong, operational experience and a track record of commercial success."

Hanif Lalani will move to BT Wholesale in September from BT Retail where he is currently director BT Regions. He took on this role after three years running BT Northern Ireland where he had moved in 1998 on being appointed finance director BT Northern Ireland.

He said: "This is an exciting opportunity and I am looking forward to the challenge of helping to drive BT Wholesale forward for profitable growth at a time when the telecom sector world-wide is under great pressure. This business has tremendous potential and I look forward to being part of the leadership team."

He succeeds Russ Houlden who is leaving BT to become finance director for Lovells, a top international law firm.

Paul Reynolds said: "Russ leaves with our thanks and best wishes. He has played a key role in the transformation and commercial development of the Wholesale business since it was established in October 2000."

BT Group plc
Registered Office:
81 Newgate Street London EC1A 7AJ
Registered in England and Wales No. 4190816

BT also announced today that Bill Murphy, senior vice president operational effectiveness, BT Ignite and chief executive of Esat BT, will be appointed to the position of managing director, BT Regions, including BT Northern Ireland, from 1 September. Bill will also remain a member of the BT Ignite executive team.

Andy Green, chief executive of BT Ignite, said: "I am delighted for Bill. Under these new arrangements, he will be well placed to maximise BT's success throughout Ireland."

Pierre Danon, chief executive of BT Retail, said: "Hanif has done a tremendous job for us and we are sure he will be equally successful in his new role. I am delighted to welcome Bill to the BT Retail leadership team and am sure he will make a huge impact."

Notes to editors:

Hanif Lalani was born in Uganda and moved to the UK with his family in 1972. He was educated at Wetherby High School and later attended Essex University where he gained his BA Honours Degree in Mathematics, Operations Research and Economics.

In 1988 Hanif gained his professional accountancy qualification and he is a Fellow of the Chartered Institute of Management Accountants.

In 1984 Hanif joined BT and he worked in a wide variety of roles in the company's UK and international divisions. His roles have included Major Acquisitions Project Manager, Strategy & Planning Controller, Financial Director BT Shops and BT Northern Ireland. In October 1999 he was appointed Director of BT Northern Ireland. He was also Chairman of OCEAN Communications (BT's subsidiary in the Republic of Ireland) from June 1999 to September 2000. In April 2002 Hanif was appointed director BT Regions.

He is a member of CBI Council (Northern Ireland), board member of Business in the Community (Northern Ireland), Fellow of the Chartered Institute of Management Accountants and non executive director of Saffron Interactive.

Inquiries about this news release should be made to the BT Group Newsroom on its 24-hour number: 020 7356 5369. From outside the UK, dial +44 20 7356 5369. All BT group news releases can be accessed at our web site: http://www. btplc.com/mediacentre

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

BT Group plc

2) Name of Director

Paul Reynolds

3) Please state whether notification indicates that it is in respect of holding of the shareholder name in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest.

Director in 2) above

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Halifax Corporate Trustees Limited as Trustee of the BT Group Employee Share Investment Plan.

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

n/a

6) Please state the nature of the transaction. For PEP transactions please indicated whether general/single co PEP and if discretionary/non discretionary

Monthly purchase of shares under the terms of the BT Group Employee Share Investment Plan.

7) Number of shares/amount of stock acquired:

Purchase of 64 shares at 193.5p per share.

8) Percentage of issued class

n/a

9) Number of shares/amount of stock disposed

n/a

10) Percentage of issued class

n/a

11) Class of security

Ordinary shares of 5p each

12) Price per share

n/a

13) Date of transaction

14 August 2002

14) Date Company informed

14 August 2002

15) Total holding following this notification

a. 42,102 ordinary shares - personal holding;

b. 191,668 ordinary shares under BT Incentive Share Plan - contingent award;

c. 44,554 shares under BT Group Deferred Bonus Plan;

d. 36,531 shares under BT Deferred Bonus Plan;

e. 35,152 shares under BT Executive Share Plan - contingent award;

f. Options over 4,555 shares under BT Group Employee Sharesave Scheme;

g. 219 shares under the BT Employee Share Ownership Scheme;

h. 356 shares under BT Group Share Investment Plan;

i. Options over 855,620 shares under BT Group Global Share Option Plan.

16) Total percentage holding of issued class following this notification

n/a

If a director has been granted options by the company please complete the following boxes

17) Date of grant

n/a

18) Period during which or date on which exercisable

n/a

19) Total amount paid (if any) for grant of the option

n/a

20) Description of shares or debentures involved: class, number

n/a

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

n/a

22) Total number of shares or debentures over which options held following this notification

n/a

23) Any additional information

The above named Director has technical interests, as at 14 August 2002 under Section 13 of the Companies Act as follows:

- A technical interest, together with all employees of BT Group plc in **15,948,859** Ordinary Shares held by the Trustee, The Royal Bank of Scotland Trust Company (Jersey) Limited;

- A technical interest, together with all employees of BT Group plc in 31,870,183 Ordinary Shares held by Ilford Trustees (Jersey) Limited in respect of contingent awards under executive share plans;

- A technical interest, together with all employees of BT Group plc in 73,069 Ordinary Shares held in the name of BT Employee Shares Trustees Limited.

- A technical interest, together with all Employees of BT Group plc, in 322 ordinary shares held in the name of Halifax Corporate Trustees Limited.

24) Name of contact and telephone number for queries

Graeme Wheatley 020 7356 6372

25) Name of signature or authorised company official responsible for making this notification

Graeme Wheatley

Date of Notification: 15 August 2002

End

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

BT Group plc

2) Name of Director

Paul Reynolds

3) Please state whether notification indicates that it is in respect of holding of the shareholder name in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest.

Director in 2) above

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Halifax Corporate Trustees Limited as Trustee of the BT Group Employee Share Investment Plan.

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

n/a

6) Please state the nature of the transaction. For PEP transactions please indicated whether general/single co PEP and if discretionary/non discretionary

Annual award of shares under the terms of the BT Group Employee Share Investment Plan.

7) Number of shares/amount of stock acquired:

Award of 130 shares at 195.5p per share.

8) Percentage of issued class

n/a

9) Number of shares/amount of stock disposed

n/a

10) Percentage of issued class

n/a

11) Class of security

Ordinary shares of 5p each

12) Price per share

n/a

13) Date of transaction

14 August 2002

14) Date Company informed

14 August 2002

15) Total holding following this notification

a. 42,102 ordinary shares - personal holding;

b. 191,668 ordinary shares under BT Incentive Share Plan - contingent award;

c. 44,554 shares under BT Group Deferred Bonus Plan;

d. 36,531 shares under BT Deferred Bonus Plan;

e. 35,152 shares under BT Executive Share Plan - contingent award;

f. Options over 4,555 shares under BT Group Employee Sharesave Scheme;

g. 219 shares under the BT Employee Share Ownership Scheme;

h. 486 shares under BT Group Share Investment Plan;

i. Options over 855,620 shares under BT Group Global Share Option Plan.

16) Total percentage holding of issued class following this notification

n/a

If a director has been granted options by the company please complete the following boxes

17) Date of grant

n/a

18) Period during which or date on which exercisable

n/a

19) Total amount paid (if any) for grant of the option

n/a

20) Description of shares or debentures involved: class, number

n/a

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

n/a

22) Total number of shares or debentures over which options held following this notification

n/a

23) Any additional information

The above named Director has technical interests, as at 14 August 2002 under Section 13 of the Companies Act as follows:

- A technical interest, together with all employees of BT Group plc in 15,948,859 Ordinary Shares held by the Trustee, The Royal Bank of Scotland Trust Company (Jersey) Limited;
- A technical interest, together with all employees of BT Group plc in 31,870,183 Ordinary Shares held by Ilford Trustees (Jersey) Limited in respect of contingent awards under executive share plans;
- A technical interest, together with all employees of BT Group plc in 73,069 Ordinary Shares held in the name of BT Employee Shares Trustees Limited.
- A technical interest, together with all employees of BT Group plc in 322 Ordinary Shares held in the name of Halifax Corporate Trustees Limited.

24) Name of contact and telephone number for queries

Graeme Wheatley 020 7356 6372

25) Name of signature or authorised company official responsible for making this notification

Graeme Wheatley

Date of Notification: 15 August 2002

End

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

BT Group plc

2) Name of Director

Andy Green

3) Please state whether notification indicates that it is in respect of holding of the shareholder name in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest.

Director in 2) above

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Halifax Corporate Trustees Limited as Trustee of the BT Group Employee Share Investment Plan.

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

n/a

6) Please state the nature of the transaction. For PEP transactions please indicated whether general/single co PEP and if discretionary/non discretionary

Annual award of shares under the terms of the BT Group Employee Share Investment Plan.

7) Number of shares/amount of stock acquired:

Award of 130 shares at 195.5p per share.

8) Percentage of issued class

n/a

9) Number of shares/amount of stock disposed

n/a

10) Percentage of issued class

n/a

11) Class of security

Ordinary shares of 5p each

12) Price per share

n/a

13) Date of transaction

14 August 2002

14) Date Company informed

14 August 2002

15) Total holding following this notification

a. **85,729** ordinary shares - personal holding;

b. 258,332 ordinary shares under BT Incentive Share Plan - contingent award;

c. 49,504 shares under BT Group Deferred Bonus Plan;

d. 55,046 shares under the BT Deferred Bonus Plan;

e. 114,510 shares under the BT Executive Share Plan - contingent award;

f. An option over 2905 shares under the BT Group Employee Sharesave Scheme;

g. Options over 909,100 shares under BT Group Global Share Option Plan.

h. Options over 855,620 shares under BT Group Global Share Option Plan.

16) Total percentage holding of issued class following this notification

n/a

If a director has been granted options by the company please complete the following boxes

17) Date of grant

n/a

18) Period during which or date on which exercisable

n/a

19) Total amount paid (if any) for grant of the option

n/a

20) Description of shares or debentures involved: class, number

n/a

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

n/a

22) Total number of shares or debentures over which options held following this notification

n/a

23) Any additional information

The above named Director has technical interests, as at 14 August 2002 under Section 13 of the Companies Act as follows:

- A technical interest, together with all employees of BT Group plc in **15,942,859** Ordinary Shares held by the Trustee, The Royal Bank of Scotland Trust Company (Jersey) Limited;
- A technical interest, together with all employees of BT Group plc in 31,870,183 Ordinary Shares held by Ilford Trustees (Jersey) Limited in respect of contingent awards under executive share plans;
- A technical interest, together with all employees of BT Group plc in 73,069 Ordinary Shares held in the name of BT Employee Shares Trustees Limited.
- A technical interest, together with all employees of BT Group plc in 322 Ordinary Shares held in the name of Halifax Corporate Trustees Limited

24) Name of contact and telephone number for queries

Graeme Wheatley 020 7356 6372

25) Name of signature or authorised company official responsible for making this notification

Graeme Wheatley

Date of Notification: 15 August 2002

End

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

BT Group plc

2) Name of Director

Pierre Danon

3) Please state whether notification indicates that it is in respect of holding of the shareholder name in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest.

Director in 2) above

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Halifax Corporate Trustees Limited as Trustee of the BT Group Employee Share Investment Plan.

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

n/a

6) Please state the nature of the transaction. For PEP transactions please indicated whether general/single co PEP and if discretionary/non discretionary

Annual award of shares under the terms of the BT Group Employee Share Investment Plan.

7) Number of shares/amount of stock acquired:

Award of 130 shares at 195.5p per share.

8) Percentage of issued class

n/a

9) Number of shares/amount of stock disposed

n/a

10) Percentage of issued class

n/a

11) Class of security

Ordinary shares of 5p each

12) Price per share

n/a

13) Date of transaction

14 August 2002

14) Date Company informed

14 August 2002

15) Total holding following this notification

a. 29,720 ordinary shares - personal holding;

b. 272,559 ordinary shares under BT Incentive Share Plan - contingent award;

c. 74,257, shares under BT Group Deferred Bonus Plan;

d. 21,872 shares under BT Deferred Bonus Plan;

e. Options over 962,580 shares under BT Group Global Share Option Plan.

16) Total percentage holding of issued class following this notification

n/a

If a director has been granted options by the company please complete the following boxes

17) Date of grant

n/a

18) Period during which or date on which exercisable

n/a

19) Total amount paid (if any) for grant of the option

n/a

20) Description of shares or debentures involved: class, number

n/a

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

n/a

22) Total number of shares or debentures over which options held following this notification

n/a

23) Any additional information

The above named Director has technical interests, as at 14 August 2002 under Section 13 of the Companies Act as follows:

- A technical interest, together with all employees of BT Group plc in 15,942,859 Ordinary Shares held by the Trustee, The Royal Bank of Scotland Trust Company (Jersey) Limited;

- A technical interest, together with all employees of BT Group plc in 33,571,130 Ordinary Shares held by Ilford Trustees (Jersey) Limited in respect of contingent awards under executive share plans;

- A technical interest, together with all employees of BT Group plc in 73,069 Ordinary Shares held in the name of BT Employee Shares Trustees Limited.

- A technical interest, together with all employees of BT Group plc in 322 Ordinary Shares held in the name of Halifax Corporate Trustees Limited.

24) Name of contact and telephone number for queries

Graeme Wheatley 020 7356 6372

25) Name of signature or authorised company official responsible for making this notification

Graeme Wheatley

Date of Notification: 15 August 2002

End

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

BT Group plc

2) Name of Director

Ben Verwaayen
Sir Christopher Bland
Paul Reynolds
Andy Green
Pierre Danon
Ian Livingston

3) Please state whether notification indicates that it is in respect of holding of the shareholder name in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest.

Change in the technical interests' of the above Directors

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

The Royal Bank of Scotland Trust Company (Jersey) Limited

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

n/a

6) Please state the nature of the transaction. For PEP transactions please indicated whether general/single co PEP and if discretionary/non discretionary

Change in the technical interests' of the above Directors

7) Number of shares/amount of stock acquired:

n/a

8) Percentage of issued class

n/a

9) Number of shares/amount of stock disposed

11,907,152 shares transferred to Halifax Corporate Trustees Limited as Trustee of the BT Group Employee Share Investment Plan

10) Percentage of issued class

n/a

11) Class of security

Ordinary shares of 5p each

12) Price per share

195.5p

13) Date of transaction

14 August 2002

14) Date Company informed

14 August 2002

15) Total holding following this notification

n/a

16) Total percentage holding of issued class following this notification

n/a

If a director has been granted options by the company please complete the following boxes

17) Date of grant

n/a

18) Period during which or date on which exercisable

n/a

19) Total amount paid (if any) for grant of the option

n/a

20) Description of shares or debentures involved: class, number

n/a

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

n/a

22) Total number of shares or debentures over which options held following this notification

n/a

23) Any additional information

The above named Directors have technical interests, as at 14 August 2002 under Section 13 of the Companies Act as follows:

- A technical interest, together with all employees of BT Group plc in 15,948,859 Ordinary Shares held by the Trustee, The Royal Bank of Scotland Trust Company (Jersey) Limited;
- A technical interest, together with all employees of BT Group plc in 31,870,183 Ordinary Shares held by Ilford Trustees (Jersey) Limited in respect of contingent awards under executive share plans;
- A technical interest, together with all employees of BT Group plc in 73,069 Ordinary Shares held in the name of BT Employee Shares Trustees Limited.

- A technical interest, together with all Employees of BT Group plc, in 322 ordinary shares held in the name of Halifax Corporate trustees Limited.

24) Name of contact and telephone number for queries

Graeme Wheatley 020 7356 6372

25) Name of signature or authorised company official responsible for making this notification

Graeme Wheatley

Date of Notification: 15 August 2002

End